                          MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4405
                                  212 838 1177
                                FAX 212 838 9190

                                                           WRITER'S DIRECT LINE
                                                              (212) 838-3089
                                January 12, 2006

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
ATTENTION:  MR. JAY MUMFORD

                          Re: Milestone Scientific Inc.
              Amendment No. 2 to Registration Statement on Form S-3
                             Filed October 31, 2005
                               File No. 333-127728

Dear Sirs and Mesdames

         Further to our telephone discussions, this letter consists of revised responses to the Staff's comment letter dated December 14 regarding the above-referenced Registration Statement filed by Milestone Scientific Inc.
("Company" or "Milestone"). For ease of reference, your inquiries have been incorporated in this letter and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

General

1.       Please tell us where you have registered your offer of the shares underlying the warrants to the investors who purchase the warrants from the selling security holders.

         REGISTRATION OF THE OFFER OF THE SHARES UNDERLYING THE WARRANTS IS
         INCLUDED IN THIS REGISTRATION PURSUANT TO GENERAL INSTRUCTION 4(A)(3)
         TO FORM S-3. TO CLARIFY THE SITUATION WE HAVE AMENDED THE REGISTRATION
         STATEMENT TO INCLUDE THE SHARES UNDERLYING THE WARRANTS.

2        Please expand your response to comment 2 to clarify whether you are simply removing the legend from existing warrants or are issuing warrants with new terms in exchange for existing warrants. If you are simply removing the legend,

         please reconcile your statement that the warrants are non-certificated with your statement that the warrants bear a restrictive legend.

         TO CORRECT A MUTUAL MISTAKE, LEGENDED PUBLICLY TRADED WARRANTS HAVE
         BEEN ISSUED AS OF THE DATES AT WHICH THE MARCH AND JUNE 2005 PRIVATE
         PLACEMENTS CLOSED. WE ARE NOW SEEKING THE RIGHT TO REMOVE THE LEGEND
         FROM THOSE WARRANTS UPON ANY RESALE PURSUANT TO THIS REGISTRATION
         STATEMENT.

3.       It is generally inconsistent with Section 5 of the Securities Act to register securities for resale if the private offering of the securities is not complete. If investors still can choose to "surrender their non-public warrants" to you as mentioned in your response 2, it is unclear why it is appropriate to register the resale of those warrants at this time.

         THE MARCH AND JUNE PRIVATE PLACEMENTS OF THE SECURITIES CLOSED, AND ALL
         PROCEEDS WERE RECEIVED, IN LATE MARCH THROUGH EARLY APRIL, AND JUNE OF
         2005 RESPECTIVELY.

4.       Please expand your response to prior comment 3 to analyze whether the holders have offered the securities included in this registration statement, regardless of whether the securities have been sold. If you cannot determine whether the securities have been offered in violation of Section 5 of the Securities Act, it is unclear why you need not address the potential liability in your document.

         THE SUBSCRIPTION AGREEMENT THAT EACH INVESTOR SIGNED IN CONNECTION WITH
         THE MARCH AND JUNE PRIVATE PLACEMENTS CONTAINED A LEGEND EXPLICITLY
         PROHIBITING OFFERS OR SALES OF THE SECURITIES. THE LEGEND WAS ALSO
         PLACED ON THE SECURITIES. IN ADDITION, THE INVESTOR REPRESENTATIVE FOR
         THESE TWO OFFERINGS HAS CONFIRMED TO US THAT NONE OF THE SECURITIES
         HAVE BEEN OFFERED IN VIOLATION OF THE SECURITIES LAWS.

                                            Very truly yours,

                                            /s/ Virginia Tillyard
                                            Virginia Tillyard